EXHIBIT 21
ATS Medical, Inc.
List of Subsidiaries
ATS Medical France, SARL, a French corporation
ATS Medical Gmbh, a German corporation
ATS Medical Export Gmbh, an Austrian corporation
(liquidated as of December 31, 2009)
ATS Medical Belgium SPRL, a Belgian corporation
3F Therapeutics, Inc., a California corporation
(acquired by ATS Medical, Inc. on September 29, 2006)
ATS Acquisition Corp., a Minnesota corporation